CONTACT:

Allen & Caron Inc

Rene Caron (investors)

Len Hall (media)

(949) 474-4300

rene@allencaron.com

len@allencaron.com

EMRISE ANNOUNCES 2015 FIRST QUARTER Results

DURHAM, NC – May 15, 2015 – EMRISE CORPORATION (OTCQB: EMRI), (“EMRISE” or the “Company”) a multi-national manufacturer of defense and aerospace electronic devices and communications equipment, today announced its financial results for the first quarter ended March 31, 2015.

Due to the proposed sale of the Company’s wholly owned subsidiary EMRISE Electronics Ltd. (“EEL), which makes up EMRISE’s Electronic Devices segment, and its announced intention to dispose of its Communications Equipment segment, the assets and operations of both these segments are being reported as discontinued operations and classified as assets held for sale. Details of these previously announced transactions and the Company’s previously disclosed Plan of Liquidation and Dissolution can be found in the Company’s Definitive Proxy Statement filed with the Securities and Exchange Commission (“SEC”) on May 11, 2015, and first mailed to stockholders on that date. Unless otherwise indicated, the financial results reported in this news release are from discontinued operations for all periods presented.

2015 First Quarter Financial Results

Total net sales in the 2015 first quarter were $8.4 million compared with $7.8 million in the 2014 first quarter. The year-over-year sales increase in the 2015 first quarter was due to sales growth in the Company’s Electronic Devices business segment, offset by a decline in sales in its Communications Equipment business segment.

Gross margin as a percentage of net sales for the 2015 first quarter was 33.5 percent compared with 25.8 percent for the first quarter of 2014.

Net income from discontinued operations for the first quarter of 2015 was $518,000, or $0.05 per basic and diluted share, compared with adjusted net loss from discontinued operations for the 2014 first quarter of $5,000, or $0.00 loss per basic and diluted share. Net loss from continuing operations for the first quarter of 2015 was $694,000, or $0.06 loss per basic and diluted share, compared with net loss from continuing operations for the 2014 first quarter of $780,000, or $0.07 loss per basic and diluted share.

The Company’s total net loss for the first quarter of 2015 was $176,000, or $0.01 loss per basic and diluted share, compared with a total net loss for the 2014 first quarter of $785,000, or $0.07 loss per basic and diluted share.

Electronic Devices Segment

Net sales of EMRISE’s Electronic Devices segment in the 2015 first quarter were $6.3 million compared with $5.2 million in the prior year’s first quarter. The increase in net sales for the Company’s Electronic Devices segment stems principally from an increase in demand for power supplies, but the first quarter of 2015 also includes an increase in demand for radio frequency (‘RF’) products for the commercial market.

Gross margin as a percentage of net sales for this year’s first quarter in Electronic Devices was 31.5 percent, compared to 20.9 percent in the 2014 first quarter. The year-over-year improvements in gross margin were influenced by increased sales, a sales mix that included higher margin products, design and production contracts, and the completion of design projects for both military and civilian applications.

Communications Equipment Segment

Communications Equipment net sales in the 2015 first quarter were $2.1 million, compared with $2.6 million in the first quarter of 2014. The Company’s French subsidiary generated a 15 percent year-over-year increase in sales in local currency in the 2015 first quarter; however, there was an overall decline in Communications Equipment sales for the quarter due to the impact of the strong dollar on the segment’s Euro-denominated sales when translated into U.S. Dollars and the absence of sales from the operations of the Company’s U.S. Communications Equipment subsidiary, which was shut down in the final quarter of 2014.

Gross margin as a percentage of net sales in the Communications Equipment segment for the 2015 first quarter was 39.5 percent, compared to 33.5 percent in the 2014 first quarter. Gross profit in the segment in this year’s first quarter declined as a result of the closure of its U.S. communications business at the beginning of the 2014 fourth quarter. This closure, however, resulted in an increase in the gross margin percentage in this year’s first quarter as it allowed the Company to concentrate on the Communications Equipment business of its subsidiary in France, which has traditionally enjoyed better margins.

Backlog

Backlog, all of which is included in discontinued operations, was $38.0 million as of March 31, 2015, compared to $36.8 million as of December 31, 2014 and $26.8 million at March 31, 2014. As of March 31, 2015, approximately 94 percent of the Company’s backlog related to its Electronic Devices business, which has variable lead times for its manufacturing processes due to the custom nature of the products. Approximately 6 percent of the March 31, 2015 backlog is related to the Company’s Communications Equipment business, which tends to deliver standard or modified standard products from stock as orders are received.

Adjusted EBITDA

Adjusted EBITDA (including discontinued operations) for the 2015 first quarter was $314,000, an improvement of $835,000 when compared with Adjusted EBITDA of $(521,000) for the first quarter of 2014.

EMRISE plans to file its Quarterly Report on Form 10-Q for the period ended March 31, 2015, with the SEC today, May 15, 2015.

Non-GAAP Financial Measures - Reconciliation of Non-GAAP Measures

This news release includes a non-GAAP financial measure, as defined by SEC Regulation G, which management believes provide a meaningful trend of operating performance, and measure of liquidity and the Company’s ability to service debt. The non-GAAP measure included in this news release is Adjusted EBITDA. EMRISE defines Adjusted EBITDA as earnings before interest, taxes, depreciation and amortization, and net other income. Reconciliation between net income (loss) and Adjusted EBITDA is provided in the financial tables at the end of this news release.

About EMRISE Corporation

EMRISE designs, manufactures and markets electronic devices, sub-systems and equipment for aerospace, defense, industrial and communications markets. EMRISE products perform key functions such as power supply and power conversion; radio frequency (RF) and microwave signal processing; and network access to public and private communications networks. The use of its network products in public and private, legacy and latest Ethernet and Internet Protocol (IP) networks is a primary growth driver for the Company’s Communications Equipment business units. The use of its power supplies, RF and microwave signal processing devices and subsystems in on-board In-Flight Entertainment and Connectivity (IFE&C) systems is a primary growth driver for the Company’s Electronic Devices business units. EMRISE serves the worldwide base of customers it has built in North America, Europe and Asia through operations in England and France. For more information on EMRISE, go to www.emrise.com.

EMRISE common stock trades under the symbol EMRI on OTCQB, the venture marketplace for companies that are current in their reporting with a U.S. regulator. Investors can find Real-Time quotes and market information for EMRISE at www.otcmarkets.com.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

With the exception of historical information, certain matters discussed in this press release may include statements about future-oriented matters that are forward looking statements within the meaning of the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934. For this purpose, any such statements that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements include, without limitation, statements regarding our expectations, beliefs, or intentions that are signified by terminology such as “subject to,” “believes,” “anticipates,” “plans,” “expects,” “intends,” “estimates,” “may,” “will,” “should,” “can,” the negatives thereof, variations thereon and similar expressions. Such forward-looking statements reflect the Company’s current views with respect to future events, based on what the Company believes are reasonable assumptions; however, such statements are subject to certain risks and uncertainties. The Company disclaims any intention or obligation to update or review any forward-looking statements or information, whether as a result of new information, future events or otherwise. The Company also refers you to those factors contained in the “Risk Factors” section of EMRISE’s Annual Report on Form 10-K for the year ended December 31, 2014, the Company’s Quarterly Reports on Form 10-Q, its recent Current Reports on Form 8-K, its Definitive Proxy Statement dated May 11, 2015 and other EMRISE filings with the SEC.

EMRISE CORPORATION

Extracts from Condensed Consolidated Statements of Income (Loss)

(in thousands, except per share amounts)

(Unaudited)

	Three Months Ended
	March 31,
	2015	2014
DISCONTINUED OPERATIONS
Net sales	$8,380	$7,757
Cost of sales	5,570	5,758
Gross profit	2,810	1,999
Operating expenses:
Selling, general and administrative	1,806	1,575
Engineering and product development	283	316
Total operating expenses of discontinued operations	2,089	1,891
Income from discontinued operations	721	108
Other income (expense) of discontinued operations:
Interest expense	(62)	(77)
Other, net	172	(9)
Total other expense, net	110	(86)
Income before income taxes on discontinued operations	831	22
Income tax expense	313	27
Net income (loss) from discontinued operations	$518	$(5)

CONTINUING OPERATIONS
Net (loss) from continuing operations	$(694)	$(780)

Total Net (loss)	$(176)	$(785)

Net income (loss) per basic and diluted share from discontinued operations:	$0.05	$(0.00)

Net (loss) per basic and diluted share from continuing operations:	$(0.06)	$(0.07)

Net (loss) per basic and diluted share:	$(0.01)	$(0.07)

Basic and diluted weighted average common shares outstanding	10,813	10,715

EMRISE CORPORATION

Condensed Consolidated Balance Sheets

(in thousands, except per share amounts)

(Unaudited)

	March 31, 2015	December 31, 2014
ASSETS
Current assets:
Cash and cash equivalents	$288	$248
Prepaid and other current assets	26	27
Current assets held for sale	13,510	14,727
Total current assets	13,824	15,002
Non-current assets held for sale	9,307	9,853
Total assets	$23,131	$24,855

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities:
Accounts payable	$304	$115
Accrued expenses	562	235
Current liabilities held for sale	8,712	9,464
Total current liabilities	9,578	9,814
Long-term liabilities held for sale	3,595	4,000
Total liabilities	13,173	13,814

Commitments and contingencies	-	-

Stockholders’ equity:
	-	-
Common stock, $0.0033 par value. Authorized 75,000,000 shares; 10,816,337 and 10,810,337 shares issued and outstanding at March 31, 2015 and December 31, 2014, respectively	128	128
Additional paid-in capital	44,277	44,265
Accumulated deficit	(31,223)	(31,047)
Accumulated other comprehensive loss	(3,224)	(2,305)
Total stockholders’ equity	9,958	11,041
Total liabilities and stockholders’ equity	$23,131	$24,855

Reconciliation of Adjusted EBITDA to Net income

(Unaudited, in thousands)

	Three Months Ended March 31,
	2015	2014
Combined discontinued and continuing operations ($000s)
Net Income (Loss)	$(176)	$(785)
Interest expense	62	102
Depreciation & amortization	115	140
Tax provision	313	22
ADJUSTED EBITDA	$314	$(521)

Use of Non-GAAP Financial Measures. In evaluating its business, EMRISE considers and uses Adjusted EBITDA as a supplemental measure of its operating performance. The Company defines Adjusted EBITDA as earnings before interest, taxes, depreciation and amortization, and net other income. Management believes that Adjusted EBITDA is a meaningful measure of liquidity and the Company’s ability to service debt because it provides a measure of cash available for such purposes. Management provides an Adjusted EBITDA measure so that investors will have the same financial information that management uses with the belief that it will assist investors in properly assessing the Company’s performance on a period-over-period basis.

The term Adjusted EBITDA is not defined under GAAP, and is not a measure of operating income, operating performance or liquidity presented in accordance with GAAP. Adjusted EBITDA has limitations as an analytical tool, and when assessing EMRISE’s operating performance, investors should not consider Adjusted EBITDA in isolation, or as a substitute for net income (loss) or other consolidated income statement data prepared in accordance with GAAP. Other companies may calculate similar measures differently than EMRISE, limiting their usefulness as comparative tools. EMRISE compensates for these limitations by relying primarily on its GAAP results and using Adjusted EBITDA only supplementally.

Additional Information and Where to Find It

This communication may be deemed to be solicitation material in respect of the proposed sale of EEL and dissolution of the Company. In connection therewith, EMRISE filed a Definitive Proxy Statement with the SEC on May 11, 2015, with the first mailing of the Proxy Statement and Proxy Card to stockholders occurring on that date. Stockholders of record of the Company as of the close of business on May 8, 2015 are entitled to vote at the special meeting of stockholders scheduled to be held on Thursday, June 25, 2015 at 11:00 a.m., Eastern Time, at the Double Tree by Hilton Hotel, 128 Frontage Road, Newark, New Jersey, 07114 (the “Special Meeting”).

STOCKHOLDERS ARE ENCOURAGED TO READ CAREFULLY THE PROXY STATEMENT AND ITS ANNEXES AND THE NOTICE OF SPECIAL MEETING FILED WITH THE SECURITIES AND EXCHANGE COMMISSION WHEN THEY BECOME AVAILABLE, BECAUSE THESE DOCUMENTS CONTAIN IMPORTANT INFORMATION REGARDING THE COMPANY AND THE MATTERS TO BE VOTED ON AT THE SPECIAL MEETING.

Investors and stockholders may obtain a free copy of the proxy statement and other documents filed by the Company at the SEC’s website at www.sec.gov. If stockholders have any questions about the proposed transactions or about how to vote their shares, or need a free copy of the proxy statement and such other documents, stockholders may also contact the Company’s proxy solicitor, Georgeson Inc., toll-free at (888) 661-5651.

The Board has unanimously approved the Transaction and the dissolution of the Company pursuant to the Plan of Liquidation and Dissolution, in each case as being in the best interests of the Company and its stockholders. The Board recommends that stockholders vote “FOR” each of these proposals and “FOR” the other related proposals set forth in the proxy statement.

Every vote is extremely important, regardless of the number of shares owned. Whether or not stockholders plan to attend the Special Meeting, the Company asks that stockholders promptly sign, date and return the proxy card enclosed with the Proxy Statement in the envelope provided, or submit their proxy by telephone or over the internet (if those options are available) in accordance with the instructions on the proxy card. If shares of common stock are held in “street name” by a broker, bank or other nominee, stockholders will need to instruct their broker, bank or other nominee on how to vote their shares of common stock using the instructions provided by their broker, bank or other nominee.

The Company and certain of its directors and executive officers may be deemed to be participants in the solicitation of proxies from its stockholders in connection with the proposed sale of EEL and dissolution of the Company. Certain executive officers and directors of the Company have interests in the transactions that may differ from the interests of stockholders generally, including without limitation acceleration of vesting of stock options, restricted stock and other benefits conferred under employment agreements. Information concerning the interests of the Company’s participants in the solicitation are set forth in the Company’s proxy statement relating to the transactions when it becomes available.

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